QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

QAD INC.
(NAME OF SUBJECT COMPANY (ISSUER))

QAD INC. (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

74727D 10 8
(CUSIP NUMBER OF CLASS OF SECURITIES)

ROLAND DESILETS, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
AND SECRETARY
QAD INC.
6450 VIA REAL
CARPINTERIA, CALIFORNIA 93013
(805) 684-6614
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

COPIES TO:

BLASE P. DILLINGHAM, ESQ.
MANATT, PHELPS & PHILLIPS
11355 WEST OLYMPIC BLVD
LOS ANGELES, CALIFORNIA 90064
(310) 312-4000

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee*
*
Pursuant to General Instruction D to Schedule TO, no filing fee is required.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Issuer Tender Offer Statement on Schedule TO is filed by QAD Inc., a Delaware corporation ("QAD"), relating to preliminary communications regarding its planned offer to purchase 2,600,000 shares of its common stock, par value $.001 per share, or such lesser number of shares as are properly tendered, at a price specified by QAD that is not in excess of $5.25 per share nor less than $4.75 per share, net to the seller in cash, without interest, at which QAD stockholders have indicated they are willing to sell their shares.

        The solicitation and the offer to buy QAD's common stock will only be made pursuant to an Offer to Purchase and related materials that QAD will be sending out on or about March 21, 2003. Stockholders are strongly encouraged to read these materials carefully as they will contain important information, including various terms and conditions of the offer. Stockholders will be able to obtain the Offer to Purchase, the Letter of Transmittal and other filed documents free at the SEC's website at www.sec.gov and such documents will be delivered without charge to all stockholders of QAD.

        This Issuer Tender Offer Statement Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit No.	Description
(a)(5)	Press Release, dated March 20, 2003

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.
By:	/s/ *
Name:
Title:

* Pursuant to General Instruction D to Schedule TO, no signature is required.

QuickLinks

SCHEDULE TO